Exhibit 99.(e)(3)

Fiscal Strategy Report

Summary

The Government’s economic goal is to deliver sustainable and balanced economic development that promotes high employment, higher real incomes and a more equal distribution of wealth.  Fiscal policy is a key lever for delivering on this goal.

We are committed to maintaining a fiscal position that is strong and sustainable in the long term.  In this FSR, we reconfirm our long-term fiscal objectives, including maintaining gross sovereign-issued debt (excluding Reserve Bank Settlement Cash)(2) (GSID) at around 20% of GDP.  This has been our goal since 2006.  We will continue to accumulate assets through the New Zealand Superannuation (NZS) Fund.

Over the past eight years we have significantly strengthened the fiscal position.  We have reduced GSID from over 35% of GDP in 1999 to 18.2% of GDP as at June 2007.  At the same time, we have increased assets in the NZS Fund to 7.7% of GDP as at June 2007.

Due to stronger-than-expected economic and tax revenue growth, the fiscal position has strengthened more quickly than had been forecast by the Treasury meaning that operating surpluses have risen above levels required to meet our long-term fiscal objectives.  However, fiscal policy is not just about meeting the Government’s long-term fiscal objectives; it is also about taking into account the impact of government spending and taxation on demand at any time during the economic cycle, as well as the structure of the Government’s spending and taxation policies.  Faced with an economy that has had the longest period of economic growth since World War II and is running up against capacity, the Government has adopted a balanced approach by allowing the structural operating surplus to increase by more than otherwise required to help offset demand pressures in the economy.   Too great a fiscal stimulus in recent years, by adopting a looser fiscal policy, would have risked placing undue pressure on demand, on inflation, on interest rates and on the exchange rate.

Notwithstanding this, the Government has significantly increased public services and is delivering on a number of previously announced tax reductions – to the benefit of businesses, savers and families with children.  Looking forward, the strong fiscal position means that we now have an opportunity to advance additional policy initiatives, consistent with our long-term fiscal objectives.  Moreover, with economic growth slowing, there is more room to ease fiscal policy than previously without exacerbating inflationary pressures.

This Budget introduces a personal tax reduction package that will benefit all workers.  We have extended the personal tax package from the one-off reduction assumed in the Half-year Update to a three-year package.   The personal tax reduction package is not only the

(2)

The box on page 47 explains why Settlement Cash is excluded from gross sovereign-issued debt for the purposes of the Government’s fiscal objectives. In the remainder of the FSR, we refer to gross sovereign-issued debt excluding Reserve Bank Settlement Cash as GSID for simplicity.

Government’s next step in delivering tax relief, but also our next step in making our economy fairer as we work to make it stronger.  These tax reductions will offer some relief to households as they cope with stretched budgets owing to high international food and oil prices.

Since 2000 the Government has invested significantly in public services to close the investment deficit created throughout the 1990s. We have made strong progress in closing this investment gap over the past eight Budgets through our extensive investment programme. Despite this progress we recognise that now is not the time to cut back on continued investment in the services and support that New Zealanders rely on, especially as they cope with increased pressures on household budgets due to the current high international food and oil prices. The Government has therefore committed to new operating initiatives of $1.75 billion per annum and new capital initiatives of $900 million from Budget 2009 onwards. These capital allowances will enable us to continue our strong programme of infrastructure investment. Operating allowances at this level will enable us to continue our strong investments in health, education and in transforming our economy but they will require strong fiscal management and reprioritisation.

For some time, we have been expecting the economy to slow.  Since the 2008 BPS, there has been increasing evidence that the economic slowdown is underway. In addition, New Zealand’s economy has begun to feel the effects of a challenging global environment, which adds an extra level of uncertainty to the outlook.  Our prudent economic management over the past eight years means that, with the economy slowing, we now have choices that we may not otherwise have had.  We are not expecting an operating deficit, and we are not in a position of having to cut expenditure.  Instead we will deliver personal tax reductions that will help support economic activity over the next few years.

The Government’s Fiscal Strategy

Sustainable fiscal settings are a key plank of our economic policy

We remain committed to strengthening the fiscal position to help manage future spending demands, particularly those arising from an ageing population.

Our long-term fiscal strategy is implemented through:

•             maintaining debt at prudent levels, and

•             accumulating assets through the NZS Fund.

Figure 1 – Fiscal strategy at a glance

The objectives within our fiscal strategy are consistent with the following principles of responsible fiscal management in the Public Finance Act:

•             maintaining debt at a prudent level by ensuring that, on average, over a reasonable period of time, total operating expenses do not exceed total operating revenue

•             achieving and maintaining net worth at levels which provide a buffer against factors which may adversely impact on net worth in the future

•             managing prudently the fiscal risks facing the Government, and

•             pursuing policies which are consistent with a reasonable degree of predictability about the level and stability of taxes for future years.

We have made substantial progress in strengthening the fiscal position

Since 1999, the Government has made substantial progress toward strengthening the Crown’s fiscal position, through debt reduction and by accumulating financial assets.

In 2006, the core Crown moved into a net positive financial asset position for the first time in New Zealand history.  That is, financial assets, including the assets of the NZS Fund, are now greater than the value of the core Crown’s debt.

We have reduced gross debt.  GSID has fallen from above 35% of GDP in 1999 to reach 18.2% of GDP as at June 2007.  At the same time, we have increased assets in the NZS Fund to 7.7% of GDP as at June 2007 (Figure 2)(3).

Figure 2 – Gross sovereign-issued debt (excluding Settlement Cash), net core Crown debt (including NZS Fund assets), NZS Fund assets

Source: The Treasury

An accumulation of financial assets by the New Zealand Debt Management Office (NZDMO) over recent years means that there has been a greater strengthening of the fiscal position than measured by GSID alone.  This is reflected in net core Crown debt falling by a greater amount than GSID (see box on page 47).

The strengthening of the net financial asset position has been faster than forecast by the Treasury.  This has been due to repeatedly stronger-than-forecast economic and tax revenue growth being permitted in recent years to flow through to larger operating surpluses as the Government sought to allow the automatic stabilisers in the economy to work.  Part of the surplus in recent years has reflected the strength in the economic cycle.  We have also allowed the structural surplus to rise above the level required by our long-term fiscal objectives because the Government did not want fiscal policy to substantially add to domestic demand growth at a time when the economy was up against capacity constraints.  Too great a fiscal stimulus risked placing undue pressure on inflation, on interest rates and on the exchange rate.

First reducing, and now maintaining, GSID at prudent levels, combined with maintaining a strong overall fiscal position, has a number of benefits:

•             it helps prepare for future fiscal pressures; maintaining prudent debt ensures that the benefits of saving in the NZS Fund are passed on to future generations so that future taxpayers will not need to meet all of the increased cost of NZS

•             it allows governments to look through short-term fluctuations in the fiscal position caused by the ups and downs of the economic cycle, and

•             it maintains low debt servicing costs arising out of a reduced sovereign risk premium and it also permits a lower cost of capital for firms.

There are particular advantages to New Zealand maintaining a low level of debt because our small, open economy means we are more susceptible to shocks than other countries.

(3)	References to NZS Fund assets in the FSR relate to total NZS Fund assets. As at 2007 the NZS Fund held $12.6 billion of financial assets and $0.4 billion of net other assets.

Gross Sovereign-Issued Debt

Why Settlement Cash is excluded from gross sovereign-issued debt

Settlement Cash is the amount of money deposited with the Reserve Bank by banks. It is a liquidity mechanism used to settle wholesale obligations between banks and provides the basis for settling most of the retail banking transactions that occur every working day between corporates and individuals.

Settlement Cash activity is financed from commercial banks and not by government funding.  Settlement Cash is technically a form of borrowing by the Reserve Bank, where the liability is matched by a corresponding increase in financial assets.

Following a review of the liquidity management arrangements available to banks, the Reserve Bank decided to increase the level of Settlement Cash.  Since early 2006, Settlement Cash has increased from $20 million to around $7.5 billion.  Given that the increase in Settlement Cash does not lift the level of net debt and the increase in borrowings does not arise out of any change in cash requirements of the Government, it is appropriate that fiscal policy “looks through” this increase.

As set out in the 2007 FSR (page 45), the Government is effectively targeting a level of gross sovereign-issued debt excluding the increase in debt on the Reserve Bank balance sheet as a result of the change in the liquidity management regime.

For forecasting purposes the amount of Settlement Cash is held constant. In practice, Settlement Cash does fluctuate through time so the actual amount deducted from gross sovereign-issued debt will vary when actual results are reported.

Relationship between gross sovereign-issued debt and net core Crown debt

With the Government’s bond programme remaining relatively stable, strong cash outturns over recent years have led to a build up of financial assets (Figure 3).

Figure 3 – NZDMO/Reserve Bank financial assets (excluding Settlement Cash impact)

Source: The Treasury

Cash deficits in the forecast period will be met partly by a run-down in these financial assets and an increase in GSID in some years.  This means that the link between movements in the operating balance before gains and losses (OBEGAL) and movements in GSID is less direct; a decline in the OBEGAL will not necessarily lead to an equivalent increase in GSID.

The increase in financial assets over recent years has seen net core Crown debt decline to a much greater extent than the decline in GSID.  As these financial assets are run down, net core Crown debt will similarly increase to a greater extent than GSID.  This highlights that both net core Crown debt and GSID are useful indicators of the fiscal position, and offer complementary indicators of performance.

Our focus is now on maintaining our strong fiscal position over the next 10 years

Going forward, we will maintain the strong fiscal position that has been achieved over recent years:

•             Our focus is on keeping GSID broadly stable at around 20% of GDP over the medium and long term.  This has been our goal since 2006. This is what the Government considers prudent ahead of known fiscal challenges in the decades ahead.

•             We will also continue to build up the assets held by the NZS Fund.

Balance is important.  Our debt objective combined with the NZS Fund sets out the amount of prefunding the Government sees as appropriate and desirable.  A lower level of debt would increase the effective amount of prefunding that would be taking place, increasing the amount of saving undertaken by the current generation.  Conversely, a higher debt target would reduce the amount of prefunding, thereby increasing the share of future spending increases that will need to be funded by future taxpayers in order to secure the future provision of universal NZS.

In order to keep GSID-to-GDP broadly stable at around 20%, the pace of borrowing will need to remain broadly in line with the growth in GDP over the medium term.  This means that over the medium term the dollar value of debt will increase in line with growth in nominal GDP while the debt-to-GDP ratio will remain broadly constant.

Our focus in setting fiscal policy is on the medium-term path of debt.  In the short term there can be variation in the level of debt from year to year:

•             The dollar value of debt can fluctuate owing to timing differences between repayments of debt and new borrowing (Figure 4).

•             Debt-to-GDP can fluctuate around the trend path owing to movements in the operating balance over the economic cycle (the so-called automatic stabilisers).

Figure 4 – Issue of domestic bonds (market) and repayment of domestic bonds (market)

Source: The Treasury

With debt having reached prudent levels, this puts us in a strong position and allows us to look through the temporary effects of the economic cycle on the fiscal position and maintain our revenue and expense intentions. By allowing debt to move in this way, we are allowing fiscal policy to moderate some of the effects of economic cycles.

However, if there were significant and sustained deviations in the trend level of debt this may require future action to return debt to prudent medium-term trend levels.

We now have additional policy choices

As outlined above, the fiscal position has strengthened faster than forecast and operating balances have been in excess of those required to meet our long-term fiscal objectives.  We have now met our long-term debt objective, and have accumulated additional financial assets.

If we had continued on the path of projected expenditure and revenue growth assumed in the Half-year Update, GSID would have been forecast to move substantially below the 20%-of-GDP target.  This has opened up an opportunity to advance additional policy initiatives, consistent with our long-term fiscal objectives.

In addition, with the economy expected to soften, there is greater scope for additional fiscal stimulus without exacerbating inflationary pressures.  We deliberately operated a cautious fiscal policy approach over recent years when the economy was operating near full capacity.  The softening global and domestic economy now provides room to ease fiscal policy more than previously without exacerbating inflationary pressures.

The Government is already delivering tax cuts that by 2012 will amount to over $4.6 billion a year (excluding Working for Families indexation) – to businesses, savers, and families with children.  Having delivered tax relief in these areas and a major reinvestment in public services and infrastructure, personal tax reform is the next step.  Personal tax reductions will deliver a further dividend to taxpayers after years of economic success.

Figure 5 – OBEGAL excluding NZS Fund retained revenue

Source: The Treasury

The introduction of the tax package is forecast to deliver lower operating surpluses while ensuring that we continue to meet our key fiscal objectives (Figure 5).  The forecast decline in the operating balance is consistent with our debt objective because we will be meeting funding requirements through running down financial assets (see box on page 47).

Our fiscal strategy recognises there are fiscal challenges in the longer term

Beyond 2020 governments in New Zealand are expected to face increasing expenditure pressures.  A key driver is the ageing profile of the population.  Treasury projections published in the Statement on the Long-term Fiscal Position in 2006 show that the ageing population will lead to rising expenditure pressures, in particular for universal superannuation and health services. Health expenditure is also expected to increase on the back of ongoing technological improvements and increases in the range of health services – and public demand for those services.

The precise magnitude of the expected pressures is uncertain.  Nevertheless, the Government’s fiscal strategy recognises that there will be rising costs associated with an ageing population.  The Government is following a multi-pronged strategy to address these pressures.  For example, we are partially prefunding future costs via the NZS Fund.  This ensures that future taxpayers will not need to meet all of the increased cost of demographic spending pressures.  Further, we have reduced GSID to around 20% of GDP in order to ensure the Crown’s finances are in a sound position as we approach the time of increased pressures.

Because the magnitude of the problem is uncertain, we are not going to address all of these pressures now. Our focus is on ensuring we meet our fiscal objectives over a 10-year horizon.

However, we also need to be aware of how the fiscal position might develop beyond 10 years.  As the pressures on expenditure arising from the ageing population become more acute, future governments will face some difficult tradeoffs.  In particular, in some key areas expenditure growth will need to slow in order to maintain debt at prudent levels and to ensure that New Zealanders are not excessively taxed.

For example, in the 2007 FSR we recognised that there needs to be a slowing in health expenditure growth from recent rates in order to meet our fiscal objectives.  This will help ensure future governments’ ability to fund other services and maintain prudent levels of debt.  To reduce the growth in health spending while meeting demand pressures, we need to focus on getting more from existing spending.

Consistency of Budget 2008 with Long-Term Objectives and Short-Term Intentions

Budget 2008 continues to advance our policy priorities

Budget 2008 is our next step in creating a sustainable, prosperous New Zealand, secure in its identity and proud of its achievements.  Budget 2008 rolls out a range of new funding for infrastructure, innovation and services – critical components of building the potential of New Zealanders.

Budget 2008 announces a multi-year programme of personal tax reform, which follows the tax relief we have introduced in successive Budgets through Working for Families, the Business Tax Reform and KiwiSaver.

The largest component of Budget 2008 is the personal tax package, which will deliver an increase in household disposable income of $10.6 billion over the next four years.  The phasing of the increase in household disposable income is as follows:

$ millions, GST exclusive	2007/08	2008/09	2009/10	2010/11	2011/12	4 yr total
Phase 1 (1 October 2008)	—	1,515.00	2,101.00	2,150.00	2,161.00	7,927.00
Phase 2 (1 April 2010)	—	—	173.00	695.00	711.00	1,579.00
Phase 3 (1 April 2011)	—	—	—	216.00	887.00	1,103.00
Total Operating	—	1,515.00	2,274.00	3,061.00	3,759.00	10,609.00

Once fully implemented from 1 April 2011 these changes will:

•             reduce the lowest rate of tax to 12.5%

•             increase the 21% threshold by $10,500 to $20,000

•             increase the 33% threshold by $4,500 to $42,500, and

•             increase the 39% threshold by $20,000 to $80,000.

	Tax Rates and Thresholds
Current	15%	21%	33%	39%
up to	$9,500	$38,000	$60,000	above $60,000
New	12.5%	21%	33%	39%
from 1 October 2008	$14,000	$40,000	$70,000	above $70,000
from 1 April 2010	$17,500	$40,000	$75,000	above $75,000
from 1 April 2011	$20,000	$42,500	$80,000	above $80,000

For example from 1 April 2011, an individual earning $40,000 p.a. pays 12.5% tax on the first $20,000 of income and 21% tax on the remaining $20,000.

In addition to the personal tax package, Budget 2008 commits:

•             $3.1 billion in 2008/09, rising to $3.2 billion in 2011/12 in operating spending and revenue initiatives, and

•             $2.7 billion in new capital spending between 2007/08 and 2011/12.

The size of operating allowances covering spending and revenue initiatives in future Budgets has been set at $1.75 billion per annum from Budget 2009 onwards.  These operating allowances will enable us to continue our strong investments in health, education and in transforming our economy but they will require strong fiscal management and reprioritisation.

Last year we increased our capital allowance for capital initiatives in future Budgets from $750 million to $900 million to reflect the continuing priority of infrastructure investment over coming years.  We are maintaining this capital allowance for future Budgets at $900 million.

Budget 2008 is announced in the context of a weaker economic growth outlook and much uncertainty

Budget 2008 has been put together in the context of the short-term economic and fiscal conditions outlined in the Budget Update.

Following the longest period of economic growth since the end of World War II, economic growth is slowing.  We have been expecting the economy to slow for some time, but the strength of the economy has until now defied most people’s expectations.  For instance, Consensus forecasts for real GDP growth in 2007 (Calendar year) increased from 2.2% in May 2006 (around the time of Budget 2006) to 3% in November 2007.  The eventual outturn was 3.1% (Figure 6).

Figure 6 – Successive forecasts of 2007 real GDP from Consensus Economics

Sources: The Treasury, Consensus Economics

Now, however, there is clear evidence that the economy has entered a period of low growth.  The short-term economic outlook is weaker than expected at the time of the BPS, reflecting higher interest rates (as a result of the global credit crunch), food and petrol prices putting household spending under greater pressure, and the impact of dry weather conditions on agricultural production.

There is always some uncertainty about the economic outlook, but the level of uncertainty is currently greater than it has been in recent years.  Moreover, there is little New Zealand policy-makers or Government can do about the main source of this added uncertainty, the worldwide shift in investor appetite to risk and the resulting credit squeeze.  Nevertheless, we can attempt to responsibly offset some of the rough edges through appropriate policy settings here in New Zealand.

How the credit squeeze plays out will be one of the main influences on the extent to which the economy slows and how protracted the slowdown is.  In particular, there is uncertainty around:

•             how long the recent tightening in credit conditions will persist and the extent to which it could intensify, and

•             the extent and longevity of the current slowing in world growth and its exact impact on the demand for and prices of New Zealand’s exports.

The main domestic uncertainty relates to the extent to which the housing market weakens and the associated response of consumers to a period of static or even falling house prices.

We are aware of the impact of tax reductions on inflation

The forecast decline in the level of the surplus means that fiscal policy is expected to support economic activity over the next few years by more than was anticipated at the time of the BPS.  One measure of this is the Treasury’s Fiscal Impulse Indicator(4).  Figure 7 shows a series of expansionary fiscal impulses over the forecast period.

Figure 7 – Fiscal impulse

Source: The Treasury

The fiscal impulse is a useful but approximate indicator of the impact of discretionary government activity on domestic demand.  It does not represent the impact on inflation.  In particular, the fiscal impulse does not take into account developments elsewhere in the economy that affect inflation pressures.  It also does not allow for any impacts on labour supply or productivity.

The softening economy gives us greater scope to reduce taxes without exacerbating inflationary pressures.  In the absence of the tax package, the New Zealand economy could have been expected to be even weaker over the latter part of this year and the start of 2009 than is now forecast by the Treasury.

As the economy slows, the headline annual CPI inflation rate is expected to decline from above 3% to be back inside the Reserve Bank’s 1% to 3% target band.  However, we are aware that inflation is high at present, not least because of high world food and oil prices.  CPI inflation, excluding food and energy, has eased over the past twelve months and is now only 1.7% on an annual basis.

The recently announced two-year delay to the introduction of fossil fuels into the Emissions Trading Scheme (ETS) should reduce the risk of the current high headline inflation feeding into inflation expectations.

(4)           See Treasury Working Paper 02/30 for more information about the calculation of the Fiscal Impulse Indicator.

The most visible risks to the picture of the economy painted in the Budget Update are probably to the downside for economic activity, but as the last few years have taught us, an upside surprise cannot be ruled out.  The Government’s fiscal policy decisions strike a balance between providing some extra support to economic growth over the year ahead, and allowing room for inflation pressures to ease.

We remain on track to meet our fiscal strategy over the next 10 years

Our long-term fiscal objectives remain the same as in the 2007 FSR (see Annex 1).  The following fiscal projections illustrate likely future progress towards achieving these objectives.  The projections are based on the forecasts in the 2008 Budget Update until 2011/12.  The fiscal projections carry forward the operating and capital allowances as at the end of the forecast period and increase them at the assumed rate of inflation (see Annex 2).  Actual outcomes will likely depart from those projected here, particularly given the time horizon of the projections.

We will run lower operating surpluses than in recent years

The policies announced in Budget 2008, including the personal tax reduction package, amount to a sizeable package of fiscal initiatives.  This is able to be accommodated within our fiscal strategy because the stronger-than-expected operating surpluses over the past few years have allowed us to reach our long-term fiscal objectives more quickly than expected.  We are starting from a position of debt broadly consistent with our long-term debt objective and we have accumulated financial assets in excess of the Government’s requirements.  Running lower operating surpluses over the next 10 years ensures consistency with our long-term fiscal objectives.  This will see excess financial assets decline, while continuing to ensure that GSID remains around 20% of GDP and the assets in the NZS Fund accumulate.

The operating balance is expected to decline over the forecast period from 4.8% of GDP in 2007 to 1.3% of GDP in 2011/12, reflecting the impact of additional policy initiatives and the weakening economy (Figure 8).  Further out in the projection period, revenue grows at a faster rate than expenses leading to an increase in the level of the operating balance.  The projected path of the operating balance is consistent with our objective to run operating surpluses on average over the economic cycle sufficient to meet the requirements for contributions to the NZS Fund and ensure consistency with the debt objective.

Figure 8 – Operating balance, OBEGAL ex NZS Fund retained revenue, NZS Fund contributions

Source: The Treasury

The operating surplus includes some gains and losses, including returns from the NZS Fund, which are retained by the entity and not available for other use by the Government.  For this reason, the focus of our fiscal strategy is on the OBEGAL excluding NZS Fund retained revenue.  We aim to ensure that the OBEGAL (excluding NZS Fund retained revenue) is at a level sufficient, on average, to meet the requirements for contributions to the NZS Fund.

The OBEGAL (excluding NZS Fund retained revenue) is expected to decline over the forecast period to a low of 0.1% of GDP.  For a period of time (2009 to 2016), the OBEGAL (excluding NZS Fund retained revenue) is projected to be below the contributions to the NZS Fund.  However, over the build-up phase of the Fund as whole and taking into account the large surpluses over recent years, the surpluses are on average sufficient to meet NZS Fund contributions, consistent with our fiscal strategy.

These projections of the operating balance and OBEGAL are consistent with our fiscal strategy and we will continue to be cautious to ensure that the fiscal position remains strong over the medium term.  There is always uncertainty and risks around any projections, and recent financial market events heighten the potential risks. If the structural OBEGAL were to move significantly below the level indicated by these projections, the Government might need to take action to maintain the robustness of the fiscal position.  This highlights the need for Government to continue its focus on value for money in the public sector and the need to find ongoing reprioritisation opportunities.  In the event that tax revenue turns out higher than currently expected, we would allow this to flow through to a higher operating balance in the first instance.

Debt remains at a prudent level

GSID is forecast to fall to around 16.8% of GDP by 2011/12 and projected to increase to 21.2% of GDP by 2017/18 (Figure 9).  This is consistent with our objective of around 20% of GDP over the next 10 years.  As noted earlier, there has been an increase in the level of financial assets held by the NZDMO.  The run down of these financial assets over the forecast period delays the impact of cash deficits on GSID.

Figure 9 – Gross sovereign-issued debt (excluding Settlement Cash), net core Crown debt, net core Crown debt including NZS Fund assets

Source: The Treasury

Net core Crown debt is expected to increase over the next 10 years and reach 11.7% of GDP in 2017/18.

Net worth

Our long-term objective is to increase net worth consistent with the operating balance objective.  We have seen much of the planned increase happen earlier than expected; taking into account this achievement over recent years, we remain consistent with our net worth objective.

Since 1999, net worth of the Crown has increased from around 10% of GDP to almost 60% of GDP.  Going forward, our focus is on maintaining the strong fiscal position by meeting our debt objective and accumulating assets in the NZS Fund.  Total Crown net worth is projected to remain between around 50% to 55% of GDP between now and 2018 (Figure 10).

Figure 10 – Net worth

Source: The Treasury

Expenses and revenues

Following an increase in recent years, Core Crown expenses are projected to stabilise and then fall slightly as a percentage of GDP.  Over the projection period, core Crown expenses are expected to remain at a similar level to that seen in the past few years (Figure 11).

Figure 11 – Expenses and core Crown expenses

Source: The Treasury

This Budget is announcing a significant programme of personal tax reductions over the forecast period.  As a result, tax revenue and core Crown revenue decline as a percentage of GDP over the forecast period.

From 2013 to 2020, these projections assume that the tax-to-GDP ratio increases as growth in personal incomes (arising from inflation and real wage growth) pushes people into higher tax brackets (also known as full fiscal drag).  This differs from the assumption used in the 2007 FSR, which was equivalent in size to assuming that tax thresholds were indexed to inflation.

There is a gradual projected increase in the tax-to-GDP ratio beyond 2013 to around 31% (Figure 12). As a result of the personal tax reductions and fiscal drag assumption, the average tax-to-GDP ratio over the next 10 years is projected to be similar to the average since 1999.

Figure 12 – Revenue and tax revenue

Source: The Treasury

Conclusion

The Government has built a reputation for prudent fiscal management.  Our past achievement of strengthening the fiscal position at a time when the economy was facing resource constraints means we are now in a position to advance significant policy programmes at a time when the economy is slowing.  Budget 2008 introduces a number of policy programmes including personal tax reductions that will benefit all workers.  At the same time we continue to be fiscally responsible by ensuring we continue to meet our long-term fiscal objectives over the next 10 years.

Hon Dr Michael Cullen
Minister of Finance

14 May 2008

Annex 1

Long-Term Fiscal Objectives and Short-Term Fiscal Intentions

The Government’s long-term fiscal objectives are unchanged from the 2007 FSR.

Table A1.1– Long-term fiscal objectives

Long-term fiscal objectives	To achieve the objectives, the Government’s high-level focus is on:

Operating balance

Operating surpluses on average over the economic cycle sufficient to meet the requirements for contributions to the NZS Fund and ensure consistency with the debt objective.

Revenue

Ensure sufficient revenue to meet the operating balance objective.

Expenses

Ensure expenses are consistent with the operating balance objective.

•      Operating surpluses during the build-up phase of the NZS Fund.  Our focus is on maintaining the OBEGAL excluding NZS Fund revenue at a level sufficient, on average, to meet the requirements for contributions to the NZS Fund.

•      Our focus in meeting this objective is on core Crown revenues and expenses, maintaining tax-to-GDP and core Crown expenses-to-GDP around current levels.

•      As set out in our revenue strategy, we will ensure tax policy decisions are consistent with the overall fiscal strategy including the Government’s long-term revenue objective.

•      SOEs and Crown entities contributing to surpluses, consistent with their legislation and Government policy.

Debt Manage total debt at prudent levels. Gross sovereign-issued debt broadly stable at around 20% of GDP over the next 10 years.

•      Gross sovereign-issued debt-to-GDP will be broadly stable over the period ahead of the major demographic changes associated with population ageing.

•      The Government is effectively targeting a level of gross sovereign-issued debt excluding the increase in debt on the Reserve Bank balance sheet as a result of the change in the liquidity management regime.

•      SOEs will have debt structures that reflect best commercial practice.  Changes in the level of debt will reflect specific circumstances.

Net worth Increase net worth consistent with the operating balance objective.	• The NZS Fund will continue to accumulate assets through its retained earnings and Crown contributions. • Consistent with the net worth objective, there will also be a focus on quality investment.

The Government’s fiscal intentions are consistent with the progress towards meeting the long-term objectives and principles of responsible fiscal management, as specified by the Public Finance Act 1989. The fiscal forecasts in the Budget Update are consistent with the Government’s short-term intentions. Differences between short-term intentions set out in the 2008 FSR and those in the 2008 BPS reflect changes in the economic and fiscal forecasts, together with policy changes, including the tax reduction package. These changes are discussed in more detail in the Budget Update.

Table A1.2 – Short-term fiscal intentions

2008 Fiscal Strategy Report	2008 Budget Policy Statement

Operating balance

Based on operating amounts for the 2008 Budget, and indicative amounts for the 2009 and 2010 Budgets, the OBEGAL excluding NZS Fund retained revenue is forecast to be 0.7% of GDP in 2008/09, decreasing to 0.1% of GDP by 2011/12. This remains consistent with the long-term objective for the operating balance.

Operating balance

Based on operating amounts for the 2008 Budget, and indicative amounts for the 2009 and 2010 Budgets, the OBEGAL excluding NZS Fund revenue is forecast to be around 3.6% of GDP in 2007/08, decreasing to 1.7% of GDP by 2011/12. This remains consistent with the long-term objective for the operating balance.

Debt

Total debt (including Reserve Bank Settlement Cash) is forecast to be 25.9% of GDP in 2011/12.

Gross sovereign-issued debt including Settlement Cash is forecast to be 19.6% of GDP in 2011/12. Excluding Settlement Cash, gross sovereign-issued debt is forecast to be 16.8% of GDP in 2011/12.

The Government will set forecast new operating and capital spending amounts over the next three years that are consistent with the long-term objective for debt.

Debt

Total debt (including Reserve Bank Settlement Cash) is forecast to be 24.7% of GDP in 2011/12.

Gross sovereign-issued debt including Settlement Cash is forecast to be 18.6% of GDP in 2011/12. Excluding Settlement Cash, gross sovereign-issued debt is forecast to be 15.6% of GDP in 2011/12.

The Government will set forecast new operating and capital spending amounts over the next three years that are consistent with the long-term objective for debt.

Expenses

Total Crown expenses are forecast to be 42.4% of GDP in 2011/12.

Core Crown expenses are forecast to average 32.9% over the forecast period and be 33.0% of GDP in 2011/12.

This assumes new operating expense amounts of $1.75 billion per annum for the 2009 Budget, $1.79 billion per annum for the 2010 Budget and $1.82 billion per annum for the 2011 Budget (GST exclusive).

Expenses

Total Crown expenses are forecast to be 41.8% of GDP in 2011/12.

Core Crown expenses are forecast to average 32.5% over the forecast period and be 33.0% of GDP in 2011/12.

This assumes new operating expense amounts of $2.0 billion for the 2008 Budget, $2.0 billion for the 2009 Budget, and $2.1 billion for the 2010 Budget (GST exclusive).

Revenues

Total Crown revenues are forecast to be 42.5% of GDP in 2011/12. Within this, core Crown revenues are forecast to be 32.7% of GDP in 2011/12.

Budget 2008 introduces personal tax reductions. As a result, core Crown tax-to-GDP is forecast to decline from 31.5% in 2007/08 to 29.6% in 2011/12.

Revenues

Total Crown revenues are forecast to be 43.6% of GDP in 2011/12. Within this, core Crown revenues are forecast to be 34.3% of GDP in 2011/12.

This assumes new revenue initiatives in the 2008 Budget resulting in a $1.5 billion reduction in revenue per annum from April 2009, plus the previously announced Business Tax Reform resulting in a $1.13 billion reduction in revenue from 2008/09.

The Government will set revenue plans over the next three years that ensure progress is made towards the long-term revenue objective.

Net worth Total Crown net worth is forecast to be 52.5% of GDP in 2011/12. Core Crown net worth is forecast to be 28.4% of GDP in 2011/12.

Net worth

Total Crown net worth is forecast to be 58.5% of GDP in 2007/08, rising to 60.6% of GDP in 2011/12.

Excluding NZS Fund assets, total Crown net worth is forecast to be 46.0% of GDP in 2011/12. Core Crown net worth is forecast to be 34.9% of GDP in 2011/12.

Annex 2

Projection Assumptions

Projections of the fiscal position for the purposes of the FSR are made using the Treasury’s Fiscal Strategy Model (FSM).

From 2007/08 to 2011/12, the fiscal projections incorporate the economic and fiscal forecasts detailed in the 2008 Budget Update.  The projection period begins in 2012/13.  Fiscal projections are based on long-run technical and policy assumptions, rather than forecasts.  The three main types of assumptions that effect projections of the fiscal position are:

•             Economic (eg, growth in GDP, inflation)

•             Demographic (growth in the population and labour force), and

•             Fiscal (eg, revenue and expenses).

Economic projections

The economic projections from 2012/13 result from assumptions about the long-run drivers of growth.

Projections of nominal GDP in previous FSRs were derived by growing the level of nominal GDP at the end of the forecast period by the assumed long-run rate of labour productivity growth (average annual rate of 1.5%), projected changes in the labour force and the assumed long-run rate of inflation (2%).  For example, a stronger labour productivity growth assumption leads to a higher projection of real GDP growth, keeping other factors constant.

This method is appropriate when variables such as nominal GDP reach a trend level by the end of the forecast period. The terms of trade is one factor determining the level of nominal GDP in the forecast period. Our judgement is that the terms of trade remains at a level above the expected long run average at the end of the current forecast period.  Given this, 2008 FSR projections incorporate a nominal GDP track which has been adjusted in the projection period to reduce the terms of trade back to a level more consistent with that expected to prevail in the long term.

CPI inflation at the end of the forecast period is 2.6%.  To reflect a more realistic transition path to the long-run assumed rate of 2%, inflation is reduced by a fixed percentage (-0.2% or 20 basis points per year) over three years.

Demographic projections

Demographic and labour force trends are based on Statistics New Zealand (SNZ) population projections with medium fertility, medium mortality and long-term net migration of 10,000 a year.  These projections are based on SNZ 2006 (2005 base, series 5) National Population Projections, updated with the Treasury’s short-term migration and population estimates to ensure consistency with the Budget Update forecasts.

Table A2.1 – Summary of economic and demographic assumptions*

	Forecasts					Projections
June Year (5)	2008	2009	2010	2011	2012	2013	2014	2015	2016	…..	2020
Labour force	1.5	1.4	0.8	0.7	1.0	1.0	0.9	1.0	0.9		0.6
Unemployment rate**	3.5	3.7	4.3	4.5	4.4	4.4	4.4	4.4	4.4		4.4
Employment	1.7	1.2	0.1	0.4	1.1	1.0	0.9	1.0	0.9		0.6
Labour productivity growth***	1.3	0.3	2.6	2.7	1.7	1.5	1.5	1.5	1.5		1.5
Real GDP	2.9	1.6	2.7	3.2	2.9	2.5	2.4	2.5	2.4		2.1
Consumer price index (annual % change)	3.3	2.8	3.0	2.8	2.6	2.4	2.2	2.0	2.0		2.0
Government 10-year bonds (quarterly % rate)	6.3	6.3	6.2	6.1	6.1	6.1	6.1	6.1	6.1		6.1
Nominal average hourly wage	4.1	4.3	4.6	4.3	3.9	3.9	3.7	3.5	3.5		3.5

*	Annual average % change unless otherwise stated.

**	Level of unemployment.

***	Full-time equivalent employed measure.

Sources:  The Treasury, Statistics New Zealand

Fiscal projections

The fiscal projections have been updated to take account of changes in fiscal forecasts since Budget 2007.  In the projection period the main assumptions relate to expenses and revenue.  In addition, the treatment of climate change policy beyond 2012 is outlined, including details on assumptions around revenue expected to result from the ETS.

Table A2.2 – Summary of fiscal assumptions

Tax revenue	Linked to growth in nominal GDP, with a constant tax-to-GDP ratio assumed for all components except for PAYE. PAYE is grown by multiplying nominal GDP growth by an elasticity of 1.4.

NZS

Demographically adjusted and linked to nominal wages after reaching 65% wage floor. Assumes the average tax rate on NZS increases due to fiscal drag which arises due to PAYE growing faster than nominal GDP.

Other benefits	Demographically adjusted and linked to inflation.

Health and education	Demographically adjusted.

Finance costs	A function of debt levels and interest rates.

Other	Not demographically adjusted.

Operating allowance	$1.66 billion (equivalent to $1.86 billion with $200 million demographic growth adjustment) in 2012/13, increasing at inflation.

Capital allowance	$900 million in 2012/13, increasing at inflation.

Surplus DMO financial assets	$0 billion in 2012/13, as current surplus financial assets are forecast to be rundown over the forecast period.

(5)   Note that the economic forecasts in the Budget Update are based on a March year.

NZS Fund	Contributions to the Fund are assumed to be consistent with the New Zealand Superannuation Fund Act 2001(6).

Future emissions liabilities

The Kyoto liability included in fiscal forecasts reflects the Government’s obligation for Commitment Period 1, which is for the period 2008-2012. Fiscal projections beyond 2012/13 do not incorporate a quantitative estimate of any net emissions liability that may eventuate from New Zealand’s obligations under future international climate change agreements.

Emissions Trading Scheme

Overall, the impact of the ETS is assumed to have no impact on debt in projection years. Modelling of the ETS expense track is based on an assumed long run carbon price of NZD$25 and policy outlined in the Climate Change (Emissions Trading and Renewable Preference) Bill.

The revenue track in the FSM is set to be equal to the expense track. Effectively any surplus revenue above this is assumed to be recycled back to the public, and for the purposes of these projections, this is assumed to be through unspecified tax reductions.

Source:  The Treasury

Expenses

The FSM projects expenses using a hybrid of the “top-down” and “bottom-up” approach.  The “top-down” approach uses an operating and capital allowance to model expenditure on new policies.  This modelling approach provides a sense of the aggregate expenditure control inherent in a particular fiscal strategy.  However, in areas where there is a clear expenditure driver individual expenditure classes are grown at an assumed rate (the “bottom up approach”).  For example, NZS is grown to capture demographics and wage adjustments and “other benefits” are grown to reflect demographic growth and benefit indexation.

In practice, part of the operating allowance specified in the Budget is used to fund this demographic growth in some votes. The total operating allowance in the first projection year is $1.86 billion which equals the $1.82 billion 2011/12 allowance grown at the long run rate of inflation. In the FSM, it is reduced by $200 million which is the approximate expense that is already included through “bottom up” demographic growth. Hence, the FSM has a “non-demographic” operating allowance with a value in the first projection year of $1.66 billion. The capital allowance (which is comparable to the capital allowance in the Budget) is set at $900 million in the first year, and grows with inflation from then on.

In addition, the model incorporates projections of existing policies which are expected to grow in cost in the projection period.  In particular, the 2008 projections incorporate the latest Government Superannuation Fund, KiwiSaver and Student Loan expenditure projections.

An alternative “bottom-up” approach to expense modelling is applied in Treasury’s Long Term Fiscal Model which is used for projections and analysis seen in Treasury’s Statement on the Long-term Fiscal Position in 2006. Expenses are modelled by growing each expenditure class at an assumed rate to capture demographics, inflation and a real growth factor (typically in per capita or per recipient terms).  There is no operating allowance in the bottom-up approach.

For more information on Treasury’s projection models please refer to: http://www.treasury.govt.nz/government/fiscalstrategy/model.

(6)     The Budget Update provides details on contributions over the next four years.  Further details can be found in “Financing New Zealand Superannuation”, a Treasury Working Paper 01/20, available at http://www.treasury.govt.nz/publications/research-policy/wp/2001/01-20.

Tax revenue

In the projection period, all non-source deduction components of tax revenue (such as GST and corporate tax) grow at the rate of nominal GDP growth. As with 2007 FSR projections, the source deductions tax base (which contains PAYE on salaries and wages) is assumed to grow due to “fiscal drag.” Fiscal drag results from the movement of individuals into higher tax brackets as their wages grow over time, and the fact that, in a tiered tax regime, anyone whose annual income is above the lowest tax threshold will pay proportionately more tax on every extra dollar earned.

Between 2013 and 2020, all fiscal drag arising from the growth in source deductions is assumed to flow through to increased revenue.  In contrast, projections in the 2007 FSR assumed around 60% of the growth in the projected tax based attributed to fiscal drag was to be returned to taxpayers. Personal tax reductions outlined in this Budget reduce the tax-to-GDP ratio over the forecast period. The fiscal drag assumption implies no further personal tax reductions are to be made between 2013 and 2020.

Fiscal drag is modelled by multiplying nominal GDP growth on source deductions by an elasticity of 1.4. The elasticity for the new tax regime is higher than the 1.3 used for FSR 2007 projections (where the elasticity was only applied to the component of nominal GDP growth attributed to rising real wages). We do not attempt to model fiscal drag in projecting “other persons’” tax, which is paid by the self-employed, investors etc, as we have little evidence to suggest the elasticity on income growth is significantly different from one.

Beyond 2020 it is assumed that tax-to-GDP is constant.  That is all revenue arising from fiscal drag is returned to taxpayers in the form of unspecified tax cuts.

As expenditure on NZS is linked to growth in after tax wages, the fiscal drag assumption has implications for projections of the NZS Fund. Compared to an assumption of partial threshold indexation, full fiscal drag sees after tax wages grow more slowly than gross wages and NZS expenditure is reduced.  This has the result of reducing the required capital contribution to the NZS Fund.

Climate change policy

In making fiscal projections, consideration has been given to the impact of climate change policies, including obligations from any future international climate change mitigation agreements and the impact of the ETS. The future impact of both these policies is uncertain.

Fiscal forecasts, covering the years 2007/08-2011/12, coincide with the period covered by the Kyoto protocol Commitment Period 1 (CP1). The Kyoto liability is currently based on 21.7 million units. This includes the estimated deficit of net emissions over CP1 above gross 1990 levels of 14.7 million tonnes and 7 million units already committed to emission reduction projects.

The Government has adopted an ETS as one tool to manage its Kyoto liability and meet its climate change objectives. This domestic policy response does not change the nature of its international obligations. The Kyoto liability is still the responsibility of the Government, however the liability would be expected to decrease as a result of the introduction of the ETS. In addition, as discussed below, the ETS could generate a net surplus of units that could be used by the Government to meet its current Kyoto liability and any obligations arising from future international climate change agreements.

In its current form, revenue from the ETS arises from participants surrendering emission permits to the Government in return for the right to emit greenhouse gases. Expenditure comes from the Government allocating permits to certain participating sectors for free.

Fiscal projections beyond 2012/13 do not incorporate an estimate of any net emissions liability that may eventuate from New Zealand’s obligations under future international climate change agreements. This is due to uncertainty around the size and timing of any future liability. If a successor to the Kyoto protocol is developed and the New Zealand Government ratifies it, then projections will include the fiscal impact of any resulting net obligation.

The first commitment period of the Kyoto Protocol ends on 31 December, 2012. The ETS is intended to exist beyond this period and is therefore incorporated, to a limited extent, in the 2008 projections. As we do not include any estimate of a future post-Kyoto obligation, if revenue from the scheme was explicitly modelled, a substantial build up of surplus credits would result which would significantly distort projections of the fiscal position.

Given this consideration, fiscal projections include an ETS revenue track that exactly offsets the fiscal impact of the modelled expense track. Effectively, this assumes net proceeds from the ETS, after meeting any future emission liability, are recycled back to the public. For the purposes of the projections, proceeds are assumed to be recycled through unspecified tax reductions. This is not explicitly modelled and if some is recycled through spending instead, the overall impact is assumed to be fiscally equivalent.

The expense track is modelled using projections provided by the Ministry for the Environment of emissions from participating sectors. In addition, the following are assumed:

•             A future carbon price of $25/tonne(7).

•             An expense profile that sees an eventual reduction in the free allocation of carbon credits to zero by 2030. Free allocation to participants is based on the Climate Change (Emissions Trading and Renewable Preference) Bill, updated for the Government’s announcement on the 6th May that it intends to delay the phase out. The industrial and agriculture sector are now assumed to get 90% of their 2005 emissions for free each year between 2013 and 2018, with the phase out commencing from 2019 and the allocation reducing to zero by 2030.

•             50% of forestry is assumed to participate in the ETS from 2013 and projections incorporate current estimates of future levels of forestry planting and deforestation.

The decision to delay liquid fossil fuels entering the scheme from 1 January 2009 to 1 January 2011 does not have a material impact on ETS projections beyond 2012.

(7)     Fiscal forecasts are prepared based on a carbon price of NZD$22.18 as at 31 March 2008. The NZD$25 is an assumed long-run average for projection purposes.

Annex 3

Revenue Strategy

The Government will ensure tax policy decisions are consistent with the overall fiscal strategy including the Government’s long-term revenue objective. The Government intends to implement its fiscal strategy with tax-to-GDP around current levels.

The Government’s wider policy objectives for the next three years include encouraging productivity, growth and savings. The quality and design of tax policy has an important role to play in support of these objectives.

The Government is also committed to a fair distribution of the tax burden and a robust tax system where people pay their intended rates of tax.

The Government will continue to promote sound administration of the tax system and clear and effective tax rules that minimise administration and compliance costs.

The Government will give consideration to the composition of taxation to meet the Government’s equity and spending objectives at lowest economic cost.

The Government will consider the use of tax exemptions and concessions only in the context of the full range of policy options and only if the benefits can be shown to outweigh the costs for New Zealand.

The Government, through its confidence and supply agreements with United Future and New Zealand First, is committed to:

•             the Business Tax review (both agreements)

•             a new tax rebate regime for charities (United Future)

•             a discussion document on income splitting (United Future), and

•             a new taxation regime for the racing sector (New Zealand First).